Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 1, 2019 relating to our audits of the consolidated balance sheets of TG Therapeutics, Inc. and Subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2018, and our report dated March 1, 2019 on our audit of internal control over financial reporting of TG Therapeutics, Inc. and Subsidiaries as of December 31, 2018 which reports are included in the TG Therapeutics, Inc. 2018 Annual Report on Form 10-K. We also consent to the reference to our Firm under the caption “Experts”.

/s/ CohnReznick LLP

New York, New York
August 29, 2019